Exhibit 99.1

The following is a transcript of the RBC Capital Markets Global Industrials Conference held on September 9, 2021.

Joe:	Good afternoon, everyone. I’m Joe Spak, Lead Automotive Analyst here at RBC Capital Markets. Thanks, everyone, for joining us for a full day of meetings here at the RBC Industrials Conference. Very pleased to have up next in our track, Cepton Technologies. With us from Cepton we have Jun Pei, Chief Executive Officer, Winston Fu, Chief Financial Officer, and Hull Xu, Vice President of Finance.

The format for this is going to be mostly fireside chat. I’ve prepared some questions. We’re going to have a conversation. I do, to the extent there are questions from investors on the line, you can type in a question in the box and it’ll pop up on my end and I can integrate it into the conversation. Because this is a newer name to investors on this webcast here, Jun has prepared a little bit of an overview, so he’s going to start with that.

In advance of that, I’m going to just hand it over to Hull, who’s going to make a brief statement, and then we’ll get started.

Hull:	Great. Thank you. Thank you, Joe. I’m going to read a bit of a disclaimer. Just give me a few seconds before I turn it over to Jun. Before we begin, I’ll refer you to the legal disclaimer at the beginning of our presentation regarding forward-looking statements, projected financial statements, non-GAAP disclosures, and where to find additional information on other matters. Please note that certain statements in this presentation, including certain answers to your questions and forward-looking statements within the meaning of Private Security Litigation Reform Act.

This includes, without limitations, statements regarding our future operations and performance revenue, operating expenses, stock-based compensation expense, and other income and expense items. This presentation does not constitute an offer or solicitation of an offer to buy or sell any security investment or other specific product or solicitation of any vote or approval, nor shall there be any sale of security investment or other specific products in any jurisdiction. Any such offers, solicitation, or sale would be unlawful prior to registration or qualification under security law of any such jurisdiction.

Certain financial measures included in this presentation, including projects, are not presented in accordance to GAAP. Such non-GAAP measures should not be considered in isolation, and you are cautioned that such measure may not be comparable to similarly titled measures used by other companies. GCAC has filed with SEC a registration statement on form S4 with proxy statements containing information about the proposed transaction and respect to the business of Cepton and GCAC.

The registration segment has not been declared effective, GCAC will mail a final prospectus and definitive proxy statement and other relevant documents after the SEC completes its review. GCAC stockholders are urged to read the preliminary prospectus and proxy statement and any amendments there to, and the final prospectus and definitive proxy statements in connection with the solicitation of proxies for the special meeting to be held to approve the proposed transaction, because these documents will contain important information about GCAC, Cepton, and the proposed transaction. Over to you, Jun.

Jun:	Thank you very much, Hull. Thank you, everybody, for spending time with us today. I’m just going to start with a brief introduction of Cepton Technologies. By sharing this file, I hope you can see my share right now and I’m going to use this presentation with the initial couple pages the disclaimer statement, as Hull has mentioned, followed by our company overview.

Okay, we’re Cepton. We’re a lidar company in Silicon Valley. We started in 2016, and when we started, we actually differentiated ourselves from the very beginning that we want to make mass market lidar and focus on the ADAS industry. This was quite different from the bandwagon in 2016 where everybody was talking about level 4, level 5 vehicles. For us, we actually made our focus on the level 2, 2+, up to level 3, and all the subsequent, whether technical development or the commercial engagement, were all focused with that one thesis, and effectively, we actually, with that thesis, have won the largest ADAS design win known to us.

Just very quickly, being a lidar company, there are multiple markets that we’re interested in entering. There are automotive markets and there are non-automotive markets, specifically in ADAS. ADAS is our focus in the automotive industry, and that’s where we have put most of our company resources in for the past five years. To justify that is actually very straightforward. If you look at the total addressable market for lidar, the numbers here really justifies it without saying too much that this is a huge percentage, both in absolute value and in percentage, an important factor in us in terms of deciding, okay, this is the biggest market for lidar, and that’s where we’re going to focus our investment.

Unlike many other technologies companies who started with the technology and then looking for market, this is a company that we actually had a market focus to start with, and then the technology and other commercials came after that, even being mentioned is very much focused with this market in mind. With that, this is a brief snapshot of the company history. We started in 2016, and you look at this, all the, from the product development all the way to the technology development to the commercial engagement all focused on how to get us into a commercial OEM.

To get into a consumer car, an everyday car, not some demonstration fleet, there are these names here, OEM A, B, C, etcetera, etcetera, and based on the S4 filing of GCAC yesterday, that the automotive design win that we have is actually General Motors. This is a really not only a validation for Cepton’s technology, but also a validation for lidar industry as this number 3 OEM in the world is adopting lidar for the future of their ADAS program.

This design win with General Motors is not only a small subset, it’s actually going to proliferate into multiple platforms and multiple vehicle models. Our design win actually is won together with our Tier 1 partner, Koito Manufacturing. Koito is the world number one automotive lighting supplier and they have been supplying to General Motors for the past decade. This partnership solidified our position, not only as a lidar company, but also our position in the automobile industry.

A bit more about this design win. As I have mentioned, this is the largest lidar design win in ADAS known to us. In comparison to some of the competitor wins which are focused mostly in the luxury vehicle sector, this is actually, first of all, is actually number three OEM in the world compared to BMW being 13 and Volvo being number 28 by volume. This is a very significant OEM with multiple classes of vehicles awarded with lidar program.

It’s truly a significant win. The adoption of this, as I mentioned, is going across multiple years and multiple models of vehicles. Every year, additional models is awarded to this program. These are, in additions, like 2024 models are actually in addition to 2023. By 2025, there are expected to be 12 models that will actually adopt Cepton lidar.

There’s quite a number of companies out there, lidar companies, that’s already public, and even more that’s not public. And there are plenty of technology discussions and it’s really a confusing place to decide which technology actually will be the winner in the future. For us, the decision is actually all based on the commercial. It’s actually the commercial win that speaks for itself as a technology winner.

That actually is because we had the initial focus, from the very beginning, we actually focused our market in ADAS and with that focus, we actually came down with the basic requirement that’s performance, cost, reliability, and that is where we invented the MMT technology that strikes the balance between the three. We will have the performance, have the cost, we have the reliability. Only with this kind of balanced approach that we get will have a product that is successful in winning us the largest bandwidth in this industry.

Certainly, with that technology, the MMT proliferated across all of our lidar platforms including the long-range automobile applications, near-range auto applications, as well as the industrial grade lidars that we actually have our best seller, Vista-P. These lidar actually, with the technology of MMT, is really among the smallest and most compact lidar and has a very low power consumption.

With these great features, it actually enabled us to actually have the flexibility to implement these lidars in multiple places, such as behind the windshield, inside the headlamp, or inside facia. These flexibility is a true enabler for many OEMs and certainly is a big factor in terms of us capturing the largest design win. It is not only us speaking about our lidar. This is a third-party validation that they have studied many factors for lidar, including the technology, specifications, the application, feasibility, the OEM engagement, and Tier 1 partnership.

All of these factors together, it is concluded here that Cepton is the only lidar company that can fulfil all the ADAS OEM requirements. This actually also reflects the reason we had the largest design win. With the MMT technology, we have built up these proprietary building blocks for lidar, and we have actually made the lidar in these that captures the design win. We’re in the process of deploying this in the automotive software section trying to make it a mature automotive part. Cepton has the aspiration of moving up in this value chain and eventually provide end-to-end lidar perception solutions to this industry.

We’re certainly working hard towards that goal and hopefully we’ll reach that in the coming years. With this General Motors design win, with the attention we have gotten and the momentum we have, we actually are now, have ongoing engagement with all 10 of the top OEMs, GM being number three, but the other nine are all engaged with us looking at the possibility of deploying lidar in their platform. With that, this is just a bit more of a highlight in our investment. Appreciate some questions coming up. Very quick snapshot of our company and hopefully that’s interesting to you.

Joe:	Thanks, Jun. Really appreciate that overview. I think it’s helpful to level set the conversation. Look, I think as you sort of laid out, one of the interesting things here is you’ve been focused on the ADAS market to start, and that focus, if you will, has sort of shown up here with the GM award. Can you talk a little bit more about the process that you’ve gone through with GM? I think in the S4 it said you started engaging them all the way back in 2017, which I think is only a year after you said the company was formed.

It sounds like, it does seem like a long lead time, but now that you have that validation, maybe how some of the newer conversations with some of those other top 10 OEMs are going, and is it on a more accelerated timeframe?

Jun:	Certainly, it is not an overnight the design win. It was a very long process. We started around September of 2017. You were absolutely right, a little over a year after we started the company and have a number of proof-of-concept MMT lidars already fabricated. It was a long way from actually what the OEM required, so we started doing the evaluation and made the multiple iterations of the improvement over those years, and eventually led to a design win in late 2019.

Even the design win itself is already well over one-and-a-half years ago awarded to us, and throughout the last one-and-a-half years we’ve been very, very busy. Under the unfortunate circumstance of COVID, we’ve been very busy in terms of executing, in terms of delivering the A samples, B samples, and C samples, all these classic automotive deliveries process we’re going through.

We’re looking at certainly a much more confident and accelerated timeframe with other OEMs we’re engaging right now. Certainly, I’m unable to disclose any detailed timelines with other OEMs, but it is expected that this journey with General Motors will certainly be very helpful in terms of us getting additional design wins.

Joe:	I know you talked about lidars being the tradeoff between cost, performance, and reliability issue of hitting that sweet spot, but maybe you could talk a little bit more about as you sort of when through the process with GM. Obviously all three of those factors are important, but did they push more on any one of those factors versus another or were they really focused on getting all those factors correct and the optimization of those factors?

Jun:	First of all, we understood from the very beginning we are making an automotive part. This is not going to be a demonstration apparatus. It’s actually going to be a genuine auto qualified part. When you ask about the cost or the reliability or even the performance, what can vouch for these key elements is really not set up. If for us to tell the GM this is going to be the cost, that’s not going to be a practical approach. It’s really going through a rigorous RFI and RFQ process with the Tier 1 supplier.

It’s the Tier 1 that actually can stand up. It’s only the Tier 1 that can stand up and say, okay, this is going to be the cost and we’ll quote you with this number. That’s actually a very, very solid foundation that we have and that made us trustworthy especially because Tier 1 partner being Koito Manufacturing, a 100-year-old Japanese company. When we talk about these pillars, whether it’s reliability, quality, or the cost, or certainly the performance, it has to come from a Tier 1 partner.

I just want to emphasize how important it is to actually have a Tier 1 to stand up behind your product and be liable to this safety critical product. Only when we have that OEMs, like General Motors, would be actually opening up with discussions with requirements and with detailed analysis of each component inside our lidar, and finally, with the justification from our Tier 1 partner. These three balanced factors are hit, and we actually have a viable product for the cars. It is, with your simple question, it is a very complex process.

Joe:	Can you talk more about, to the extent you’re able to disclose, is this sort of more of a short term, short range lidar or a longer range lidar? I know you have both types of products. Maybe just, because you mentioned cost a couple times and the Tier 1 element of it, how should we think about at-scale cost per unit levels for these products?

Jun:	These are high performance lidars. These are not just simple near range short detection. These are high performance lidars that will be used in the vehicle for ADAS applications. These are the lidars that will save lives. In terms of cost of these lidars, given the MMT being so cost-effective and efficient in terms of its operation, we’re the company that actually, one of the earliest companies who will actually bring this lidar below $1,000 in this deployment. They’re really aiming for a volume production cost below $500. That’s actually the cost range that you should consider as that.

Joe:	GM, I’m assuming this is sort of GM’s evolution of their Super Cruise product. They’ve talked about getting that on very many vehicles. You sort of even show that with your chart how this sort of starts on, whether it was three or four models in year one, but then there’s an additional four and an additional four, you get all the way up to 12. That sort of validates that. Interestingly, I think one of the natural paths that investor’s minds will go to is what kind of take rate would they be able to expect from consumers.

What’s interesting here is, and I’d be curious to hear your thoughts, is GM’s really talked about potentially offering their Super Cruise product as a subscription, which by definition means it’s got to be on all vehicles, because when the subscription is turned on it’s got to be able to work. Can you talk a little bit about how you think about that, and if that’s true, can you confirm is there any part of the agreement that is for you or for Cepton or for your Tier 1 to get paid that’s contingent upon a customer actually subscribing, or if you just ship the unit, you get paid?

Jun:	Thank you for asking that question. First of all, our design win is not only limited to one model or a few models. It’s actually a collection of models of cars inside GM. Some of these models are luxury brand. For those brands, it is actually not an option for those vehicles. It’s actually a standard feature in the vehicles. You naturally expect those take rates to be 100%. For some lower models, mid-class models, it could be an option, and in our S4 filing our models has taken some assumptions into consideration.

You actually illustrated a very interesting business model that is the subscription model that’s been well talked about. Indeed, if that model is adopted for any of these models that has the Cepton lidar, the take rate, will, again, upside to 100% just to be ready for these subscription models. I’m certainly not at liberty to disclose our financial arrangement with GM in detail on these arrangements, but our model based for the S4 filing is actually on the conservative and it has many upsides that could potentially blossom.

Hull:	Joe, maybe I could add, just in terms of the projections, our own projections. We have not baked in the subscription model that you mentioned. We can confirm that it’s been talked about with the OEMs, because that’s a trend, but our own model, we’ve taken a very conservative approach. When it hits, we’ll be upside.

Joe:	Thanks for that clarification, Hull. Maybe we could just sort of, the other thing that always comes up with lidar is just sensor suites. As you’re able to show the capabilities of your lidar, how do you find the conversations with the automakers in terms of what other sensors they need to use, and obviously [audio interference] taken different philosophies here in terms of redundancy and whatnot. Do you view the initial application of the Cepton lidar as additive or potentially cannibalizing some types of radars, for instance?

Jun:	I’m a true believer that in the future of cars, the sensor suite, that is the camera, the lidar, and radars will coexist. These are, I always use this analogy, like your sensory system – your nose, your eyes, and your ears – and can your ears replace your eyes? Partially, but not completely. Being a safety sensor suite, the cameras, the lidar, and the radar, it is very important to have a redundant technology, a redundant measurement modality, not two cameras, not five cameras. It’s actually a completely different modality.

The lidar fills very, very important gaps that cameras and radars cannot fill. But on the other hand, lidar is not going to be, in my belief, replacing cameras – for example, it doesn’t see red and green light and cannot replace radars as well. Just to rephrase, I’m a true believer all of them will be there in the future.

Joe:	Jun, you alluded to this in your prepared remarks, but the lidar space has obviously been crowded, and especially more recently among the public companies, and you’re right, you’ve been more so probably on the private side. It’s also a pretty technical area, and you get one conversation that focuses on beam-steering technologies and another on wavelengths, etcetera. MMT, which you sort of alluded to, which stands for Micro Motion Technology, beam-steering seems to be your proprietary secret sauce here.

Without sort of needing to break out engineering textbooks, is there a quick summation about how the technology works and why using that technology is able to meet that sweet spot of cost, performance, and reliability?

Jun:	Absolutely. MMT stands for Micro Motion Technology, and the fundamental of it is very much like a loudspeaker. It has a voice coil – your loudspeaker has a voice coil. You run current through it. It will actually move microscopically over a magnet. When you put a paper cone over the voice coil, it will generate sound. What we did is actually we took out the paper cone and put a small optical array on top of the voice coil, and using the exact same mechanism, the voice coil moves and moves a small optical array. As a result, the beam gets steered by this micro motion.

That’s, in essence, how it came about. It’s utilizing a one century old technology. The voice coil loudspeaker technology coupled with the modern lidar optical array, and that’s the essence of our 3D lidar that is capable of doing imaging very efficiently because it doesn’t have any mirrors for rotating for beam-steering. It doesn’t have any friction. Your loudspeaker works very well in your car, longer life than your car itself, so all of these benefits MMT lidar gets to enjoy, and that’s how, just like the cost of your loudspeaker is low as well, we employed something that’s very efficient, low cost, and eventually got us this big design win.

Joe:	The S4 and sort of flipping through it also mentioned or identified OEM A as Ford. You highlighted them even on your own company blog post about working with them on some smart city collaborations and also some ADAS efforts. Is that still, would you still classify that being in the R&D phase or how would you classify that relationship?

Jun:	It’s never a black and white R&D phase versus actually a production phase. We actually engaged with Ford Motor Company even earlier than General Motors, and then that relationship is certainly ongoing and solidifying and prospering, so just stay tuned for further news from Ford.

Joe:	I think we’re coming up on one minute left to the half hour and obviously a lot more to go to, but maybe just a final question because you alluded to this in one of your file slides about moving up the software stack. This is something else a lot of other lidar players have talked about and everyone wants to seem to have a piece of the software pie. I think a lot of this is TBD and remains to be seen, but maybe you could at least talk to us about the tone of the conversation you’re having with your partners, both the OEM and the Tier 1, as to who does what and where those lines delineate and start and end.

Jun:	It’s really OEM and Tier 1 dependent. We have certainly more than one OEM and we have certainly more than one Tier 1 that we engage with. There are companies that would really want to grab hold to this perception software to themselves, and there are OEMs that’s much more open in terms of taking a black box delivery. That’s where we actually are very flexible in terms of engagement model.

On the other hand, I do want to mention that even though there are many people with many aspirations for doing a perception software, to move up in that value chain, you have to start from somewhere that’s a solid foundation. Actually, for us, not only we have the lidar as our own technology, we actually have a design win that we have something to work for, not just working in vacuum. These are almost prerequisite. If you want to move up, you have to start from a basis, and that’s what we get to enjoy.

Hull:	The last thing I would add, Joe, is the perception software from Cepton is shipping to smart infrastructure customers. That is already integrated for certain customers.

Joe:	Gentlemen, unfortunately we are at the half hour and on the time, so Jun, Winston, and Hull, thank you so much for the time and the conversation and the additional color. It’s greatly appreciated. Thanks to the investors who dialed into this session. That’ll conclude this session. Thanks, again, to the Cepton team for your participation in this conference.

Jun:	Thank you, Joe.

Hull:	Thank you.

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